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Jina Osumi

CEO at Humphry Slocombe

San Francisco Bay Area · 500+ connections · **Contact info**

⚓ **Humphry Slocombe**

🏛 **Stanford Graduate School of Business**

About

We're hiring! If you're as obsessed with ice cream as us, and are an Operations guru, send me a note!

Activity

1,060 followers

 **Free: Berkeley's Humphry Slocombe ice cream...for one hour**

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 **14 Unique Ice Cream Flavors to Try Before Summer Ends**

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 **Freebie Monday: Humphry Slocombe ice cream in Cupertino on Wednesday**

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 **TBI's 5 Best: San Francisco Ice Cream Flavors**

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Experience

 **CEO**
Humphry Slocombe
Aug 2015 – Present · 4 yrs 1 mo
San Francisco Bay Area

2017: "#1 in the San Francisco Ice Cream Power Rankings" - The Infatuation
2016: "Best Ice Cream in SF" - San Francisco Magazine
2015: "Top 5 Ice Cream in America" – Food Network
2014: "12 Best Ice Cream Shops in America" – Huffington Post
2013: "Our Favorite Weird Ice Cream Flavors" – Bon Apetit
2012: "One of Ten Ice Cream Shops You Need to Visit" – GQ
2011: "Ferran Adria visits Humphry Slocombe" – SF Chronicle
2010: "I'll Take a Scoop of Prosciutto, Please" – NY Times Magazine... See more

Del Monte Foods, Inc.
2 yrs 11 mos

○ **Director, Brand Strategy & Marketing Activation**
Feb 2014 – Aug 2015 · 1 yr 7 mos
San Francisco Bay Area

Lead marketing planning and activation for $1.6Bn Del Monte portfolio. Responsible for Brand Strategy, TV, Print, Digital (paid, owned, earned), Social, Consumer Promotions, PR, Del Monte Kitchens, and Creative Services. Develop and manage consumer brands marketing budget.

 

Senior Brand Manager, Consumer Products Brand Strategy & TM Development

Oct 2012 – Jan 2014 · 1 yr 4 mos
San Francisco Bay Area

Relaunched Del Monte brand by developing first ever integrated marketing plan, brand guidelines, and food strategy. Developed new Contadina positioning for relaunch. Managed 6 agencies and 1 direct report.

PepsiCo

2 yrs 7 mos

Global Senior Brand Manager, Pepsi

Aug 2011 – Oct 2012 · 1 yr 3 mos
Purchase, NY

Selected to be part of new Global Beverages Group charged to build first global strategy for $30Bn portfolio of Pepsi, Pepsi Max, and Pepsi Light by redefining positioning, launching global campaigns, and driving a consistent global design. Focus primarily on Pepsi Max, a $1.9Bn brand, by leading equity building global campaigns and promotional initiatives.

Senior Manager, Sparkling Innovation

Apr 2010 – Aug 2011 · 1 yr 5 mos
Purchase, NY

Led all short and long term innovation for Mountain Dew, the #4 carbonated beverage in the U.S., and other flavored brands. Launched 5 new products in 2011, delivering 1.1% incremental volume to portfolio in a declining category.

Campbell Soup Company

4 yrs 10 mos

Brand Manager, Simple Meals Beyond Soup

Oct 2008 – Apr 2010 · 1 yr 7 mos
Camden, NJ

Managed PNLs of three brands with combined Gross Sales of $65MM. Grew Swanson Chicken volume by 5.1% and Beans by 4.7% in FY09 with double digit growth at Wal-Mart and in the Dollar channel. Grew HH penetration by 0.7 points on Swanson Chicken in FY09.

Associate Brand Manager, V8

Apr 2007 – Sep 2008 · 1 yr 6 mos

Led marketing and operational launch of V8's single serve distribution through Coca-Cola Enterprises. Developed and executed marketing plan for FY08 (POS, Coupons, Trade Print, Radio with Tags).
... See more

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Marketing Intern, US Personal Care Products

Avon
Jun 2004 – Aug 2004 · 3 mos
New York, NY

Provided creative direction for two personal care product launches. Briefed design team on positioning and layout.

Evaluated historical campaigns since 1997 to identify best practices and most effe... See more



Education

Stanford Graduate School of Business
MBA
2003 – 2005

French Culinary Institute
La Technique: 6 month program
2003 – 2003

Wellesley College
BA, International Relations; Japanese
1995 – 1999

Skills & Endorsements

Consumer Products · 31

Endorsed by **Lisa Sloan Walker and 5 others who are highly skilled at this**

Endorsed by **4 of Jina's colleagues at Del Monte Foods, Inc.**

Brand Architecture · 17

Endorsed by **Mitch Duckler and 1 other who is highly skilled at this**

Endorsed by **5 of Jina's colleagues at Del Monte Foods, Inc.**

Market Planning · 13

Endorsed by **Terry Atkins, who is highly skilled at this**

Endorsed by **2 of Jina's colleagues at Del Monte Foods, Inc.**

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